UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No.6

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

RIOT BLOCKCHAIN, INC.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

767292105

(CUSIP Number)

Copy to:

Barry Honig

555 South Federal Highway #450

Boca Raton, FL 33432

561-307-2287

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 767292105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]

3	SOURCE OF FUNDS (See Instructions) PF
4	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
5	SOURCE OF FUNDS (See Instructions) PF
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 173,432 (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 173,432 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 173,432 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.47% (Based on 11,622,112 shares outstanding as of January 4, 2018)
14	TYPE OF REPORTING PERSON* IN

(1)	Represents (i) 22,222 shares of common stock held by GRQ Consultants, Inc. (“GRQ”) and (ii) 151,210 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock held by GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”). Excludes 22,222 shares of common stock underlying outstanding warrants held by GRQ which are not exercisable within the next 60 days. Barry Honig is the President of GRQ and Trustee of Roth 401K. In such capacities Mr. Honig is deemed to hold voting and dispositive power over the securities held by such entities.

CUSIP No. 767292105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 22,222 (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 22,222 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,222 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.19% (Based on 11,622,112 shares outstanding as of January 4, 2018)
14	TYPE OF REPORTING PERSON* CO

(1)	Excludes 22,222 shares of common stock underlying outstanding warrants held by GRQ which are not exercisable within the next 60 days. Barry Honig is the President of GRQ. In such capacity Mr. Honig is deemed to hold voting and dispositive power over the securities held by such entity.

CUSIP No. 767292105

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 151,210 (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 151,210 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,210 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.28% (Based on 11,622,112 shares outstanding as of January 4, 2018)
14	TYPE OF REPORTING PERSON* OO

(1)	Represents 151,210 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock held by Roth 401K. Barry Honig is the Trustee of Roth 401K. In such capacity Mr. Honig is deemed to hold voting and dispositive power over the securities held by such entity.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, no par value, of Riot Blockchain, Inc., a Nevada corporation (“Issuer”). 202 6th Street, Suite 401, Castle Rock, CO 80104.

Item 2. Identity and Background

(a) This statement is filed on behalf of Barry Honig, GRQ and Roth 401K (collectively the “Reporting Person”).

(b) The Reporting Person’s address is 555 South Federal Highway, #450, Boca Raton, FL 33432.

(c) Not applicable.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States and the State of Florida.

Item 3. Source and Amount of Funds or Other Considerations

All of the Issuer’s securities were purchased with the Reporting Persons’ personal funds or working capital.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. The Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, as more fully described below.

The Reporting Person may engage in discussions with management and security holders of the Issuer and other persons with respect to the subject class of securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and related and other matters. In particular, the Reporting Person may engage in discussions with management and security holders of the Issuer regarding the complexion of the Issuer’s board of directors and options for increasing shareholder value. The Reporting Person plans and proposes to review and analyze such Reporting Person’s interest in the Issuer on a continuing basis and may engage in such discussions, as well as discussions with the Issuer, the Issuer’s directors and officers and other persons related to the Issuer, as the Reporting Person deems necessary or appropriate in connection with the Reporting Person’s interest in the Issuer.

Depending upon the factors described below and any other factor that is or becomes relevant, the Reporting Person may develop plans and proposals to: (a) acquire additional amounts of the subject class of securities or different equity, debt, or other securities of the Issuer, derivative securities related to securities of the Issuer or other securities related to the Issuer (collectively, “Issuer-Related Securities”) or a combination or combinations of Issuer-Related Securities, including by purchase or other method, pursuant to open market, private, tender offer, or other transactions, using borrowed or other funds or consideration of or from any source described herein or other source or via a combination or combinations of such methods, transactions, consideration, and sources; (b) dispose of all or part of the securities covered by this statement and any other Issuer- Related Securities, including by sale or other method, pursuant to open market, private, or other transactions or via a combination or combinations of such methods and transactions; (c) engage in financing, lending, hedging, pledging, or similar transactions involving the securities covered by this statement or other Issuer-Related Securities or a combination or combinations of such transactions; (d) engage in discussions and otherwise communicate with the Issuer, officers, directors, and security holders of the Issuer and other persons related to the Issuer with respect to Issuer-Related Securities, the Issuer, the Issuer’s industry, business, condition, operations, structure, governance, management, capitalization, dividend policy, other policies, plans, and prospects and related and other matters; (e) suggest or recommend a transaction or transactions involving the acquisition, sale, or exchange of all or part of the Issuer-Related Securities or assets of the Issuer, other actions or a combination or combinations of such actions, in any case, which relates or relate to (or could result in) a change or changes to the Issuer’s business, condition, operations, structure, governance, management, capitalization, policies, plans, and prospects and similar and other actions and changes; (f) make a proposal or proposals involving the acquisition or sale of all or part of the Issuer-Related Securities or assets of the Issuer; (g) make a proposal or proposals to request that the Issuer and/or the security holders of the Issuer consider an extraordinary or other transaction, such as a merger or reorganization, or a combination or combinations of such transactions; and (h) engage in a combination or combinations of the foregoing plans and/or proposals.

Each such plan or proposal may be subject to, and depend upon, a variety of factors, including (i) current and anticipated trading prices and the expected value of applicable Issuer-Related Securities, (ii) the Issuer’s financial condition and position, results of operations, plans, prospects and strategies, (iii) general industry conditions, (iv) the availability, form and terms of financing and other investment and business opportunities, (v) general stock market and economic conditions, (vi) tax considerations and (vii) other factors. Each acquisition, disposition, transaction, discussion, communication, suggestion, recommendation, proposal and other action described herein may be effected, made or taken, as applicable, at any time and/or from time to time without prior notice. Although the plans and proposals described herein reflect the plans and proposals presently contemplated by the Reporting Person with respect to the Issuer and the Issuer-Related Securities, as applicable, each such plan and proposal is subject to change at any time and from time to time dependent upon contingencies and assumed and speculative conditions and other factors, including actions taken by the Issuer, the Issuer’s board of directors, other security holders of the Issuer and other parties and the outcome of the discussions, communications, transactions and other actions described herein. There can be no assurance that any such plan or proposal will be consummated or pursued or result in any transaction described herein or other transaction or that any action contemplated by any such plan or proposal (or any similar action) will be taken.

Item 5. Interest in Securities of the Issuer

(a)

Barry Honig beneficially owns, together with all affiliates, an aggregate of 173,432 shares of the Issuer’s common stock, or 1.47% (Based on 11,622,112 shares outstanding as of January 4, 2018) of the Issuer’s issued and outstanding shares of common stock. This beneficial ownership:

Represents (i) 22,222 shares of common stock held by GRQ and (ii) 151,210 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock held by Roth 401K. Excludes 22,222 shares of common stock underlying outstanding warrants held by GRQ which are not exercisable within the next 60 days. Barry Honig is the President of GRQ and Trustee of Roth 401K. In such capacities Mr. Honig is deemed to hold voting and dispositive power over the securities held by such entities.

(b)

Barry Honig may be deemed to hold sole voting and dispositive power over 0 shares of common stock and shared voting and dispositive power over 173,432 shares of common stock(1). GRQ may be deemed to hold shared voting and dispositive power over 22,222 shares of common stock(2). Roth 401K may be deemed to hold shared voting and dispositive power over 151,210 shares of common stock(3).

(1)	Represents (i) 22,222 shares of common stock held by GRQ and (ii) 151,210 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock held by Roth 401K. Excludes 22,222 shares of common stock underlying outstanding warrants held by GRQ which are not exercisable within the next 60 days. Barry Honig is the President of GRQ and Trustee of Roth 401K. In such capacities Mr. Honig is deemed to hold voting and dispositive power over the securities held by such entities.

(2)	Excludes 22,222 shares of common stock underlying outstanding warrants held by GRQ which are not exercisable within the next 60 days.

(3)	Represents 151,210 shares of common stock issuable upon conversion of shares of Series B Convertible Preferred Stock held by Roth 401K.

(c)	On December 21, 2017, GRQ purchased 22,220 shares of the Issuer’s common stock at a purchase price of $22.50 per share.

(d)	To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 173,432 shares of common stock reported in Item 5(a).

(e)	The Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities on November 28, 2017.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with GRQ Consultants, Inc. and GRQ Consultants, Inc. Roth 401K FBO Barry Honig

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018	/s/ Barry Honig
Barry Honig

Dated: February 13, 2018	GRQ CONSULTANTS, INC.

	By:	/s/ Barry Honig
Barry Honig, President

Dated: February 13, 2018	GRQ CONSULTANTS, INC. ROTH 401K
FBO BARRY HONIG

	By:	/s/ Barry Honig
Barry Honig, Trustee